ALEAFIA HEALTH INC.
(formerly Canabo Medical Inc.)
Management’s Discussion and Analysis
Quarter Ended January 31, 2018

This Management’s Discussion and Analysis (MD&A) of Aleafia Health Inc. formerly Canabo Medical Inc. (“Aleafia” or the “Company”) is dated April 2,2018 and provides an analysis of the financial operating results for the periods ended January 31, 2018 and 2017. This MD&A should be read in conjunction with the unaudited quarterly financial statements and accompanying notes for the quarter ended January 31, 2018 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for consolidated financial statements. This MD&A should also be read in conjunction with the audited annual financial statements and accompanying notes of the company for the year ended October 31, 2017. All amounts are in Canadian dollars unless otherwise specified. The MD&A, financial statements and other information, including news releases and other disclosure items are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company’s profile. The common shares of Aleafia are now traded on the TSX Venture Exchange under the symbol “ALEF”.

Except for the historical statements contained herein, this Management’s Discussion and Analysis presents “forward-looking statements” within the meaning of Canadian securities legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the combined issuer after completion of the proposed Transaction. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aleafia to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors disclosed in Aleafia’s publicly filed documents. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of Aleafia believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aleafia does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Description of Business

The Company was incorporated under the Company Act of British Columbia on February 2, 2007.

The Company is a public issuer reporting to the British Columbia and Alberta Securities Commissions and listed its shares on the TSX Venture Exchange (the “Exchange”) in Canada on July 29, 2011 where it traded under the symbol AAL. On June 16, 2015, the Company changed its name to Four River Ventures Ltd. and no longer meeting the minimum listing requirements for the Exchange, commenced trading under the symbol FFC.H on the NEX of the Exchange. On November 9, 2016, having completed the transaction as outlined below, the Company changed its name to Canabo Medical Inc. and commenced trading on the TSX Venture Exchange, under the symbol CMM, as a Tier 2 Technology or Life Sciences Issuer under the policies of the Exchange.

Plan of Arrangement – Reverse Takeover Transaction

On August 8, 2016, the Company entered into a letter of intent, as amended, relating to the acquisition of Canabo Medical Corporation (“Canabo Corp.”), a private corporation existing under the laws of Canada. The principal business carried on by Canabo Corp. and intended to be carried on by the Company is the operation of medical clinics for evaluating the suitability of, prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. The Company is a global leader in advancing clinical data on cannabis treatments and has already compiled a comprehensive clinical data set allowing us to identify effective cannabinoid treatments.

On September 30, 2016, the Company and Canabo Corp. entered into a Securities Exchange Agreement and on October 6, 2016 entered into an Arrangement Agreement setting out a Plan of Arrangement under which the proposed transaction will be completed. Under the terms of the Plan of Arrangement, the Company acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo based on a one for one exchange ratio (the “Transaction”).

Concurrent with the closing of the Transaction, the Company completed a share consolidation on the basis of two old common shares for one new common share. This share consolidation has been applied retrospectively within this MD&A. On November 9, 2016, the Company and Canabo Corp. completed a Plan of Arrangement whereby the Company acquired all of the outstanding common shares of Canabo Corp. by the issuance of 27,546,900 common shares and 545,000 common share purchase warrants of the Company, to all of the security holders of Canabo Corp. Upon completion of this Transaction, the Company changed its name to Canabo Medical Inc.

The transaction was subject to due diligence by both parties, as well as, regulatory and shareholder approvals. The Boards of Directors of the Company and Canabo Corp. each unanimously approved the terms of the Transaction. Upon closing, Canabo Corp. security holders held approximately 91.6% of the outstanding shares of the Company. In substance, the Transaction involves Canabo Corp. shareholders obtaining control of the Company and accordingly the Transaction will be considered to be a reverse takeover transaction (“RTO”) with Canabo Corp acquiring the Company. As the Company does not meet the definition of a business under International Financial Reporting Standards (“IFRS”), the future consolidated financial statements of the combined entity will represent the continuation of Canabo Corp. The Transaction will be accounted for as a share-based payment by which Canabo Corp. acquired the net liabilities and listing status of the Company.

The Company adopted a financial year end of October 31 as a result of the closing of the Transaction.

Business Combination with Aleafia Inc.

On January 31, 2018, the Company executed an agreement (“Agreement”) relating to the business combination with Aleafia Inc. (“Aleafia”), a private corporation existing under the laws of Ontario (the “Transaction”) with its head office in Concord, Ontario. Aleafia operates the Aleafia Total Health Network in Vaughan, Ontario, and wholly-owns a subsidiary that is a licensed producer in Canada to cultivate medical cannabis. The Transaction was completed based on a three-cornered amalgamation between the Company’s subsidiaries, Canabo Corp. and 2412550 Ontario Inc., and Aleafia, whereby 2412550 Ontario Inc. and Aleafia merged to form one amalgamated corporation (the “Amalgamation”). On the effective date of the Amalgamation (March 26, 2018), all of the shareholders of Aleafia received one common shares of the Company on a one for one share basis, and all of the outstanding stock options and warrants of Aleafia were exchanged for stock options and warrants of the Company on an equivalent basis.

Following the completion of the Amalgamation, the Company’s common shares resumed trading under a new symbol “ALEF” on the TSXV, with all of the shareholders of Aleafia also becoming shareholders of the Company, holding approximately 71% of the total issued shares of the Company prior to completion of the Aleafia Private Placement (as described below). The Transaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV. As a result of this transaction the company changed its name to Aleafia Health Inc. and this has been applied on a retrospective basis throughout this MD&A.

Aleafia completed a brokered private placement (the “Aleafia Private Placement”) where 24,171,000 subscription receipts (“Subscription Receipts”) were sold to raise gross proceeds for Aleafia of $30,213,750 at an offering price of $1.25 per Subscription Receipt. Following the completion of the Transaction described above, each Subscription Receipt entitled the holders to receive, without the payment of additional consideration or the taking of further action, one (1) unit of the company (the “Units”). Each Unit consists of one (1) common share and one half (1/2) of a common share purchase warrant in the capital of the company, as previously announced. Each whole warrant will be exercisable for one (1) common share of the company at a price of $1.75 for 18 months following the date of listing.

The Agents received a cash commission equal to 6.0% (reduced to 3.0% for subscribers on the President’s List to a maximum of $5,000,000) and were issued compensation options (the “Compensation Options”) to purchase 1,336,920 units of Aleafia (or Units of the company, after the closing of the Transaction.

Overview of Canabo Corp.

Canabo Corp. was incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name 8824479 Canada Inc. Canabo Corp. changed its name to its current name Canabo Medical Corporation on September 17, 2014. Canabo Corp. was extra-provincially registered in Ontario on October 29, 2014. By special resolution of its shareholders dated August 27, 2015, Canabo Corp. consolidated its issued shares on the basis of two old common shares issued being consolidated into one new common share.

Canabo Corp. operates through its wholly owned subsidiary, 2412550 Ontario Inc., DBA the Cannabinoid  Medical Clinic (“CMC”), a private corporation existing under the laws of Ontario and incorporated on March 27, 2014. The CMC was extra-provincially registered in Nova Scotia on October 30, 2014, in Newfoundland on February 18, 2016, in Alberta on February 16, 2016, in Manitoba on March 22, 2016 in Saskatchewan on April 11, 2016, in New Brunswick on September 21, 2016 and in British Columbia on April 18, 2017.

The principal place of business of Canabo Corp. is located at 1 Eglinton Ave. East, Unit 407, Toronto, Ontario, M4P 1P1. The registered and records offices of Canabo Corp. are located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6. Corporate offices are located at 1969 Upper Water Street Suite 2008, Halifax Nova Scotia, B3J 3R7.

Canabo Corp. plans to capitalize on the medicinal cannabis opportunities through its cannabinoid medical clinics (each a “CMClinic”), it’s data collection and research abilities, independent medical cannabis evaluations and plans for expansion.

GENERAL DEVELPOMENT OF THE BUSINESS

Company Background and History

The principal business carried on by Canabo is the provision of medical services and (non-cannabinoid) products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical cannabis evaluations for employers and insurers, and medical cannabis scientific research (the “Business”). Canabo’s first CMClinic was located in Toronto, Ontario, there is now a total of twenty-three clinics and partner clinics nation-wide in Canada. The company has plans to continue to expand its clinic footprint in the next year. CMC is at the forefront of patient care in the field of prescription cannabinoids and medical cannabis. CMC is dedicated to helping patients find effective alternate and adjunct treatments for their ailments through the use of medical cannabis and cannabinoid products, educating patients, physicians and the community and advancing research in the field of medical cannabis and synthetic cannabinoids.

Significant Acquisition

By a restated share exchange and investment agreement dated July 20, 2015 (the “Restated Agreement”) among Canabo, CMC and its Founding Shareholders, Canabo acquired all of the issued and outstanding shares of CMC (the “CMC Acquisition”). At all relevant times leading up to the Restated Agreement, Canabo and the Founding Shareholders dealt with each other on an arm’s length basis.

Pursuant to the terms of the Restated Agreement, Canabo acquired all of the issued and outstanding shares of CMC in exchange for the issuance of 1,500,000 (post-consolidation) common shares of Canabo to the Founding Shareholders upon completion of the CMC Acquisition and the payment of $499,214 (the “Cash Payment”) on behalf of CMC. The Founding Shareholders were also paid a performance bonus of $60,000 upon completion of the RTO Transaction and listing on the Exchange.

Significant Corporate Achievements

By the end of the first quarter of fiscal 2018, Aleafia Health Inc. has grown its nationwide network of clinics and partner clinics to 23, increased its database to more than 35,000 patients and operates partnership agreements greatly expanding access to patients in key market areas of Alberta and Southern Ontario. There are currently more than 80 physicians trained under the company’s proprietary program and 850+ referring physicians have been introduced to the program through numerous Continuing Medical Education sessions. The company has seen significant growth in revenue, its medical consultation revenues totaled $509,691 for the quarter and realized research revenue of $742,674 for the same period. Aleafia has confirmed its commitment to research by releasing a milestone study on benzodiazepine use, showing a marked drop in use among Canadian patients using medical cannabis treatments, entering into an agreement with Terra Life Sciences Inc. to develop condition specific treatments and by signing an agreement with Tilray Canada Ltd to proceed with an ethics approved study on the effect of opioid use and quality of life in chronic pain patients prescribed medical cannabis. The company launched two additional unique programs, a self referral sleep aid program designed to help individuals suffering from a variety of sleep related issues and a VIP program for patients who would prefer a medical consultation in private.

Medical Cannabis

In June 2013, the Government of Canada modified the laws in Canada surrounding the production and distribution of medical cannabis, and in doing so created a free market in medical cannabis production through Licensed Producers (“LP or LP’s”) and a need for specialized health care. Revised legislation effective April 1, 2014 (the Marihuana for Medical Purposes Regulations, or “MMPR”, promulgated under section 55(1) of the Controlled Drugs and Substances Act), subsequently replaced by the Access to Cannabis for Medical Purposes Regulations – Canada or “ACMPR” effective August 26, 2016, states that legal sources to obtain medical cannabis in Canada are from a Licensed Producer approved by Health Canada after receiving a medical document (as defined under the MMPR) from a health care practitioner, or from a health care practitioner in the course of treatment of a medical condition. As of September 2016, there are approximately 35 federally licensed LP’s in Canada. Medical cannabis use is estimated to grow considerably in Canada (Source: Health Canada, List of Authorized Licensed Producers under the Marihuana for Medicinal Purposes Regulations). Long-term estimates show market growth from current levels of about 37,000 users to over 433,638 users by 2024, a growth factor of 11.72 times over the next ten years (Source: Globe and Mail, “By the Numbers: Canada’s Medical Marijuana Use”, October 3, 2013).

Legalization of cannabis for recreational use has become an issue on the federal political agenda in Canada, and outright legalization may become a reality in 2018. Aleafia’s’s business plan does not predicate its success on this potential outcome, legalization is unlikely to impact the Company’s long term growth plans.

Federal Government Task Force Report on Cannabis Legalization and Regulation

On December 14, 2016, Canabo applauded the Federal Government Task Force Report on Cannabis Legalization and Regulation, and the need to advance research data on cannabinoid treatments. The Task Force Report clearly indicates the need for credible, evidence-based research. The Company is a global leader in advancing clinical data on cannabis treatments and Canabo has already compiled a comprehensive clinical data set allowing us to identify effective cannabinoid treatments.

Canabo’s database of over 30,000 patients will assist in the advancement of research for the benefit of insurers, medical practitioners, clinical researchers and the pharmaceutical industry. Canabo’s dataset includes a full medical profile of each patient, cannabinoid consumption, and efficacy following the start of treatment. This data will build a long-term view of how medical cannabis is helping patients over time by condition, medication usage, and on many other fronts.

Research and Development

During the second quarter of 2017 Canabo authoured a retrospective study that connects doctor-supervised medical cannabis treatments to a sharp drop in benzodiazepine reliance among Canadian patients. The research revealed that 40 percent of patients who were prescribed medical cannabis to treat pain and anxiety eliminated the use of benzodiazepines within 90 days. That percentage increased to 45 percent within a year of cannabis treatment. In Canada, 10 percent of the general population use benzodiazepines daily, with common side-effects such as sedation, dizziness, drowsiness, unsteadiness, headache and memory impairment. Long-term benzodiazepine use is also associated with complications including problems with concentration, tolerance, addiction and overdose.

In May of 2017, Canabo entered into a collaborative agreement (“Agreement”) with Terra Life Sciences Inc. (“Terra Life”) of Calgary, Alberta to jointly work on the R&D and clinical application of cannabinoid-based treatments targeted to specific conditions. The intended outcome of the agreement will be to develop new cannabinoid-based formulations to target specific medical conditions and illnesses such as chronic pain or anxiety. In addition, the agreement specifies both parties will conduct joint medical research and testing, and share future revenues from any new medical formulations and IP developed.

Terra Life Sciences is a holding company of a subsidiary operating as Olds SoftGels Inc. The Terra Life Sciences group owns and operates two pharma-grade facilities with capabilities to manufacture pharmaceuticals, over the counter (“OTC”) and premium grade nutraceuticals. Terra Life currently manufactures over 100 different products and has a manufacturing capacity of over 2.5 billion softgels per year, with access to an R&D department that includes 8 PhDs on staff. These facilities are licensed by Health Canada and are fully GMP compliant.

Key aspects of the Agreement include both companies working jointly to identify, develop and conduct medical research on new cannabinoid formulations designed to assist patients with specific conditions such as pain management and anxiety. The Agreement also provides for revenue sharing on any licensing revenues resulting from any newly developed products.

Our patient data is characterized by long-term, persistently chronic ailments. This suggests that patient improvements following cannabinoid treatments are not just a function of recovery over time, and that our dataset is crucial to understanding the interaction of cannabis with patient health.

In August of 2017 Canabo received approval for a Grant from Tilray Canada Ltd to study “The effect on opioid use and quality of life in chronic pain patients prescribed medical cannabis”. The study has received ethics approval through Acadia University and will examine whether the use of opioids among patients experiencing chronic pain increase or decrease following the prescription of medical cannabis. Further, using medically-validated measures of other health outcomes such as ability to participate in daily activities, does the prescription of medical cannabis among chronic patients illustrate any changes in patient health or quality of life, and does this interact with opioid usages in any way.

A large percentage of our patient database are using opioids, including hydrocodone, oxycodone, and fentanyl for chronic pain conditions. Since Canabo tracks patient’s cannabis treatment, changes in pain levels and opioid consumption, we are equipped to respond to a variety of questions with respect to the effects of cannabis on opioid use. Do medical cannabis patients use fewer opioids over time? Do we see improvements in patient pain levels, overall health and quality of life? Is medical cannabis more impactful with certain medical conditions?

In October of 2017 Canabo received approval for a Grant from Peace Naturals to study the impact of medical cannabis on Insomnia, a condition that affects millions of Canadians. Poor sleep habits and non-restorative sleep contributes to worsening physical and mental health. Many Canadians struggle to find options that can provide relief with tolerable side effects, which are drawbacks of many pharmaceutical sleep options. The Canadian Sleep Society (CSS) and the Canadian Sleep and Circadian Network (CSCN) reported; “over 25% of Canadians suffer from sleep disorders, a percentage that increases with aging.”

Description of Operations

The principal business carried on and intended to be carried on by Canabo is the provision of medical services and non-cannabinoid products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical cannabis evaluations and medical cannabis scientific research. Currently, the Company operates thirteen CMClinics in Toronto, Ottawa, Barrie, Kingston, London, Bracebridge, Halifax, St. John’s, Moncton, Chilliwack, Kelowna and Wolfville and ten partner clinics in Ontario and Alberta The ACMPR requires that medical cannabis must be prescribed by a health care practitioner; however, Canabo does NOT and has NO PLANS to sell cannabinoid products or medical cannabis at CMClinics.

The main components of Canabo’s business operations are:

•	Cannabinoid Therapy

Each CMClinic is staffed by qualified health practitioners legally permitted to prescribe medicinal cannabis for pain therapy or the treatment of disabling illnesses. Canabo has developed specialized training programs for physicians and cannabinoid educators. All new physicians and cannabinoid educators joining a Canabo practice complete Proprietary training specifically related to assessment and treatment and use of cannabinoid therapies.

•	Cannabinoid Education

All patients referred to Canabo are fully assessed and their medical history reviewed prior to their visit to a CMClinic. Following consultation with a CMClinic’s internally-trained physician, patients selected for herbal cannabis products receive an introductory cannabinoid education session with one of CMClinic’s trained cannabinoid educators. These sessions provide patient education with respect to treatment with cannabinoids and medical cannabis generally, the different cannabis strains, and how to access medical cannabis from a Licensed Producer.

Each clinic provides Cannabinoid Educators (“CE”), who consult with patients to determine the proper treatment for his/her ailments using medical cannabis based on the medical documentation as prepared by the physician. The CE role is filled by health care workers, who work closely with the consulting physician and act as a resource for the CMClinic’s patients after the initial assessment. Despite the growing number of medical cannabis users in Canada, there remains a lack of research available to general practitioners concerning the various strains of cannabis, the efficacy of options, and the long-term impact of treatments.

•	Independent Medical Cannabis Evaluations

By a Medical Assessment Strategic Alliance Agreement dated September 15, 2016 between CMC and Rapid Interactive Disability Management Ltd. (“RIDM”), CMC became the exclusive supplier within Canada of medical cannabis independent evaluations to RIDM.

•	Data Collection & Clinical Research

Canabo conducts clinical-based data collection, research and eventual clinical research on the efficacy of cannabinoid treatment. Completion of data input will be an ongoing request for every patient of the clinic. Custom data collection modules are currently in use at the operating CMClinics to monitor trends and effectiveness of products. Patient confidentiality will be maintained utilizing standard clinical research practices.

•	Ongoing Education

Canabo will conduct ongoing educational programs with the general practitioners and physicians’ community. Canabo’s practicing physicians will partake on a continuing basis in conferences, speaking opportunities, and medical professional development opportunities with the goals of increasing the awareness and understanding of cannabinoid treatment programs and efficacy, and increasing patient referrals.

Clinic Partnership Arrangements

In the first quarter of fiscal 2017, the Company signed a Patient Operating Agreement in Alberta with Peak Pulmonary Consulting Inc. (Peak Medical Group). Under the terms of the agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under Canabo’s cannabis assessment, prescribing, educational procedures and protocols. All resulting patients under this agreement will be enrolled in Canabo’s medical data collection program. Under the agreement Peak Medical Group also took over the operations of Canabo’s Clinics in Edmonton and Calgary.

On May 3, 2017 Canabo signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical cannabis CMClinics in Ontario. Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and will assume operations of the St. Catharine’s clinic. It is proposed that Aviva Medical will open four new CMClinics in Oakville, Niagara Falls, Peterborough and Etobicoke operating a total of nine CMClinics in Ontario. The agreement covers the addition of up to 15,000 new patients.

These partnership agreements allow easy access to thousands of patients, existing clinic infrastructure, physicians and medical staff. They provide Canabo with the opportunity to expand quickly with little to no capital investment and add a significant number of new patients to our medical data collection and research programs. The company will continue to operate and expand the number of CMClinic strategic locations across the country and views the partnership model as a way to strengthen Canabo’s position as the market leader in Cannabinoid Therapy, Education and Clinical Research.

Board of Directors and Corporate Officers

Upon the completion of the business combination with Aleafia Inc. on March 26, 2018, as described above, the board of directors and key management positions are held by the following individuals;

Hon. Julian Fantino P.C., COM. OOnt., Executive Chairman and Director, has had a distinguished career in law enforcement and government, as the Chief of the Toronto, York and London police departments, Commissioner of Emergency Management of Ontario, culminating in his appointment as the Commissioner of the Ontario Provincial Police. Shortly thereafter, Mr. Fantino was elected as a Member of Parliament for the riding of Vaughan. During his time in the House of Commons, Mr. Fantino served as the Minister of Veterans Affairs, Associate Minister of National Defence and Minister for International Cooperation. Mr. Fantino is a leading expert on drug enforcement, federal regulatory policy and an advocate for the well-being of Canada’s post-traumatic stress disorder population.

Raf Souccar, LL.B., O.O.M., President, Chief Executive Officer and Director, served in the Royal Canadian Mounted Police for 34 years in progressively senior roles, retiring as Deputy Commissioner of Federal and International Policing. Among his many responsibilities, Mr. Souccar was responsible for drugs and organized crime enforcement, national security, counter terrorism and the Prime Minister’s security.  Since 2004, Mr. Souccar has emerged as a leading expert on cannabis legalization through his global travel and study of foreign public policy measures, and his counsel provided to successive Ministers of Justice. In 2016, Prime Minister Justin Trudeau appointed Mr. Souccar to the federal government’s nine-member Cannabis Legalization Task Force, which provided a final set of public recommendations on legalization. Mr. Souccar is a member of the Canadian Association of Chiefs of Police, the Law Society of Upper Canada, and has served as a member of the International Bar Association and the American Society for Industrial Security. Mr. Souccar also has extensive board and committee experience at the national and international levels. He has held executive positions with the Canadian Association of Chiefs of Police and has been a member of both the International Association of Chiefs of Police and Interpol.

Garry Stewart, CPA, CMA, Chief Financial Officer and Secretary, has enjoyed a thirty-year career in accounting with a focus on financial reporting, operational efficiencies and cash optimization. Mr. Stewart has experience with both public and private companies. Most recently, Mr. Stewart served as the CFO and Corporate Secretary for Canabo Inc., CFO and Vice President Finance for a privately held group of companies, TAR Investments Limited, including Atlantic Business Interiors Limited and Datarite Limited. Mr. Stewart graduated with a Bachelor of Business Administration degree from Acadia University and obtained his CPA, CMA designation in 1990. He was awarded the FCPA, FCMA designation in 2009 and is a member of CPA Nova Scotia and CPA Canada.

John Philpott, Executive Vice President of Clinic Operations and Director, graduated from Memorial University with a Bachelor in Mechanical Engineering in 1995, after completing a three-year Petroleum Engineering Technology program at the Cabot Institute of Applied Engineer Science. Mr. Philpott previously worked as an engineer in Canada, the U.S., and overseas before founding CanAm Physician Recruiting Inc. in 1997. Mr. Philpott has now been active in the medical industry for the past two decades, serving as the CEO of a leading North American physician recruitment firm. In 2013, Mr. Philpott became a member of Canadian Management Consultant and is certified through the Executive stream. He is an active volunteer and serves on numerous boards and executive committees, including the Halifax Club (the oldest business club in North America), East Hants Sportsplex, and Oakfield Golf & Country Club.

Hon. Gary Goodyear, P.C., Director, served a Member of Parliament from 2004 to 2015 for the riding of Cambridge. During his time in the House of Commons, Dr. Goodyear served as the Minister of State for Science and Technology and as the Minister of State responsible for the Federal Economic Development Agency for Southern Ontario. Prior to serving as a Member of Parliament, Dr. Goodyear was a Doctor of Chiropractic for 20 years where he practiced as the Clinic Director, Director of Patient Services and Past president of Future Recovery Canada.

Dr. Michael Verbora, MBA, MD, CCFP, Director, earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto. A member of the Canadian Consortium for the Investigation of Cannabinoids, Doctors for Responsible Access and the Canadian Pain Society, he has completed over 2,000 cannabinoid therapy consultations, and has presented many talks in community and hospital settings while serving as student health physician at Seneca College and Medical Director, Canabo Medical Clinic.

Former directors Dr. Daniel Schecter, Dr. A Neil Smith, Alistair MacLennan and Ian Klassen are no longer directors and/or officers of the Company but have been engaged as consultants to the Company to assist with transitional matters arising from the Transaction.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Results

The following information should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the quarter ended January 31 ,2018 and the audited annual consolidated financial statements for the year ended October 31, 2017, including notes thereto.

The following table sets out certain selected financial information of the company’s consolidated financial statements for the last eight quarters:

Quarter ended:	Apr 30, 2016 $	Jul 31, 2016 $	Oct 31, 2016 $	Jan 31, 2017 $
Net Profit (loss)	(290,401)	(399,539)	(491,845)	(3,568,710)
Basic and diluted (loss) per share	(0.015)	(0.019)	(0.02)	(0.11)
Total assets	837,126	742,988	3,687,272	9,968,081
Total liabilities	1,052,317	1,295,618	1,478,987	1,328,576

Quarter ended:	Apr 30, 2017 $	Jul 31, 2017 $	Oct 31, 2017 $	Jan 31, 2018 $
Net Loss	(1,099,921)	(816,074)	(416,272)	(440,032)
Basic and diluted (loss) per share	(0.03)	(.021)	(.011)	(.012)
Total assets	9,814,760	9,135,248	9,623,342	9,315,397
Total liabilities	1,560,701	1,442,161	2,109,043	1,893,546

Total revenues increased from $858,661 for the quarter ended January 31, 2017 to $1,252,905 for the quarter ended January 31, 2018. A 45% increase for same quarter results year over year.

Doctor consulting fees and the cost of product sales are recorded as cost of goods sold. The doctor consulting fees are based on a rate of 65% to 70% of medical consultation fees billed to the Provincial Health

The Company incurred a net loss of $440,032 for the quarter ended January 31, 2018 compared to a net loss (excluding the listing fee expense) of $1,135,437 for the quarter ended January 31 ,2017. The Net loss incurred includes stock based compensation of $347,584 for the quarter ended January 31, 2018 and $223,644 for the quarter ended January 31, 2017.

The listing fee expense in the amount of $2,433,273 ($0.065 per share) is comprised of the net working capital deficiency assumed and the fair value of common shares and warrants of the Company retained by the former shareholders of the Company as well as other direct expenses of the Transaction.

The listing fee expense recognized in fiscal 2017 is summarized as follows:

$
Net working capital deficiency assumed:
Accounts payable and accrued liabilities	573,029
Receivables	(1,569)
Cash	(22,994)
548,466

Common shares deemed to be issued re Four River (2,536,411 shares at $0.50 per share)	1,268,206
Warrants deemed to be issued re Four River (1,537,500 warrants exercisable at $0.15 until March 22, 2017)	552,230
Warrants deemed to be issued re Four River (179,570 warrants exercisable at $8.00 until September 4, 2017)	1,610
Legal and other transaction costs	62,761
1,884,807
Listing fee expense	2,433,273

The fair value of the 2,536,411 post-consolidation common shares amounted to $1,268,206, based upon a recent private placement financing of Canabo Corp. at $0.50 per share. The fair value of the 1,537,500 Four River warrants, exercisable at $0.15 per share for 5 months, amounted to $552,230. The fair value of the 179,570 Four River warrants exercisable at $8.00 per share for 10 months, amounted to $1,610. The fair value of the warrants is estimated using the Black-Scholes pricing model applying an expected volatility of 135% and a risk-free interest rate of 1% with no expected dividend yield.

During the quarter ended January 31 2017, the Company granted 1,775,000 stock options to directors, officers, employees and consultants. The options are exercisable at a price of $0.90 per share and vest over 24 months with 25% vesting every six months. The fair value of the stock options was estimated at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the model include an expected volatility of 115%, a risk-free interest rate of 1% and an expected life of 5 years. During the quarter ended April 30, 2017 35,000 options were forfeited. During the quarter ended January 31, 2018 1,175,000 options were cancelled.

During the quarter ended July 31, 2017 435,000 options vested. During the quarter ended April 30, 2017 the company granted 300,000 stock options to employees and consultants. The options are exercisable at a price of $0.73 per share and vest over 24 months with 25% vesting every six months. During the quarter ended July 31, 2017, 100,000 options were forfeited. The fair value of the stock options was estimated at the grant date using the Black-Scholes option pricing model using the same assumptions outlined above.

During the quarter ended October 31, 2017 the company granted 1,000,000 stock options to directors and employees. The options are exercisable at a price of $0.45 per share and vest over 24 months 25% vesting every six months. The fair value of the stock options was estimated at the grant date using the Black-Scholes option pricing model using the same assumptions outlined above. During the quarter ended January 1, 2018 75,000 options were forfeited.

The estimated fair value of the granted options is $1,709,275 which is recognized over the vesting period. As a result, a share-based compensation expense of $347,584 has been recorded during the quarter ended January 31, 2018 and $223,644 for the quarter ended January 31, 2017.

Business advisory services for the quarter ended January 31, 2017 includes a four-month contract with PowerOne Capital Markets to provide financial and capital markets advisory services for total fees of $125,000. The Company also incurred additional consulting fees of $86,809 for the quarter ended January 31, 2017 including Strategic Concepts Inc., Stonebridge Partners LLC, MAPH Enterprises LLC and other consultants to explore certain international opportunities. In the quarter ended January 31, 2017 the Company entered a Business Advisory Services Contract with Numus for a one-time consulting fee of $250,000.

The Company also incurred consulting fees for certain executives who are engaged as independent consultants. The quarter ended January 31, 2017 includes fees of $34,205 paid to the CFO. In May 2017 a new CFO has been engaged as a salaried employee.

The company has an Administrative Services Agreement with Numus Financial Inc. (Numus) which covers certain administrative services, receptionist and support staff, liaising with Canabo executives and other professionals, consultants or agents of Canabo. These administrative service fees were invoiced at $75,000 for the quarter ended January 31, 2018 and $75,000 for the quarter ended January 31, 2017.

In the quarter ended January 31, 2017, the Company operated ten clinics. During the quarter ended January 31, 2018 the Company operated 13 clinics and had partnerships operating 10 additional clinics for a total of 23 clinics nation wide. The company currently employ’s twenty-three (23) full and part-time healthcare workers and two (2) operations managers along with twelve (12) full and part-time staff in our national call centre. Over the same periods a comparison of key operating expenses shows;

•	Salaries and benefits increased from $369,332 for the quarter ended January 31, 2017 to $455,111 for the quarter ended January 31, 2018,

•	Business advisory and consulting services decreased from $512,572 for the quarter ended January 31, 2017 to $30,109 for the quarter ended January 31, 2018,

•	Rent and facilities costs increased from $117,882 for the quarter ended January 31, 2017 to $127,471 for the year ended January 31, 2018,

•	Office and administrative costs increased from $92,342 for the quarter ended January 31, 2017 to $121,698 for the quarter ended January 31, 2018,

•

Marketing and advertising expenses decreased from $119,800 for the quarter ended January 31, 2017 to $78,996 for the quarter ended January 31, 2018. The Company continues its Continuing Medical Education (“CME”) events.

Liquidity and Capital Resources

	As at October 31, 2017 $	As at October 31, 2017 $	As at October 31, 2016 $
Total current assets	9,159,713	9,467,440	3,523,356
Capital assets	155,684	155,902	163,916
Total assets	9,315,397	9,623,342	3,687,272
Total liabilities	1,893,546	2,109,043	1,487,987
Shareholders’ equity (Deficiency)	7,421,851	7,514,299	1,487,987
Working capital (Deficiency)	7,266,167	7,358,397	2,044,369

As at October 31, 2017, the Company had a working capital balance of $7,266,167. On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSV-V: APH) issuing 6,000,000 common shares at a price of $1.40 per share, to raise gross proceeds of $8,400,000. The Company incurred share issuance costs of $487,010 including 5% finder’s fees of $420,000 and other direct costs $67,100.

In late September 2016, Canabo Corp completed a private placement equity financing to raise gross proceeds $3,457,500, on the issuance of 6,915,000 common shares of Canabo at an offering price of $0.50 per share. In connection with this financing, the Corporation paid a 7% finder’s fee of $190,750 on a portion of the financing and incurred other share issuance costs of $25,690. The Company also issued broker’s warrants to acquire 545,000 common shares at an exercise price of $0.50 for two years with a fair value of $180,831. The fair value was estimated using the Black-Scholes pricing model applying a market price of $0.50, an exercise price of $0.50, a risk-free rate of 1%, an expected volatility of 135% and an expected dividend yield of 0%. The fair value of the brokers’ warrants has also been recorded as a share issue cost. During the year ended October 31, 2017 the Company issued 1,879,150 common shares for the exercise of warrants for net proceeds of $401,450 and fair value of $665,589.

For the quarter ended January 31, 2018 the company did not issue any common shares.

The net proceeds from the private placements and exercise of warrants will be used by the Company to finance its business operations, expansion plans and for general working capital.

The ability to continue as a going-concern is dependent upon the company’s ability to achieve profitability and fund any additional losses. The financial statements are prepared on a going concern basis, which implies that Aleafia will realize its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary if Aleafia were unable to achieve and maintain profitable operations.

Peak Medical Group

In the first quarter of fiscal 2017, the Company signed a 20,000 Patient Operating Agreement in Alberta with Peak Pulmonary Consulting Inc. (Peak Medical Group). The Peak Medical Group provides medical cannabis treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the agreement, Peak Medical Group provides physicians and clinic space to assess up to 20,000 new patients under Canabo medical cannabis assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in Canabo’s proprietary training protocols began immediately. All resulting patients under this agreement will also be enrolled in Canabo’s medical data collection program.

Operational services are provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with Canabo. Under the terms of the SEA, Aleafia Health Inc. will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under the company’s medical cannabis protocols; or six years from the date of the SEA. At closing, based on a 8-day VWAP for the period immediately preceding the execution of the LOI, Aleafia Health Inc. will issue up to approximately 1,869,000 common shares (up to 6.4% of the issued and outstanding shares of Canabo), representing up to a maximum deemed value of $1,600,000 in Aleafia shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX-V approval.

Aviva Medical Ltd

On May 3, 2017 the company signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical cannabis CMClinics in Ontario. Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and will assume operations of the St. Catharine’s clinics. It is proposed that Aviva Medical will open four new CMClinics Oakville, Niagara Falls, Peterborough and Etobicoke operating a total of nine CMClinics in Ontario.

Patients at all new and existing Aviva Medical operated CMClinics will be seen under Canabo’s trained procedures, protocols, standards and research programs. All patients will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Aviva Medical under the terms of the SEA with Canabo. Pursuant to the SEA, Canabo will acquire all issued and outstanding shares of an Ontario corporation (“NewCo”) to be incorporated by Aviva Medical for the operations of the CMClinics. Aviva Medical will exchange all NewCo shares for common shares of Aleafia Health Inc. The number of exchanged shares, up to a maximum of 1,742,160 common shares, will be calculated under a formula at closing depending on the number of new patients, based on the 5-day volume weighted average price of $0.6888 per share, up to 15,000 new patients (subject to a minimum of 10,000 new patients) being achieved within the next three years. Any Aleafia Health Inc. shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX Venture Exchange approval.

Related Party Transactions

Key management includes directors and officers of the Company. The Company incurred salaries, as well as, professional fees and doctors’ consulting fee and fees to companies controlled by certain directors and officers of the Company as follows:

	Three Months	Three Months
	ended	ended
	January 31, 2018	January 31,2017
	$	$
Consulting fees – management & Salaries	71,250	67,950
Directors fees	13,500	-
Doctor consulting fee	16,275	36,114
Share-based compensation		-
	101,025	104,064

The Company paid consulting fees and administrative fees covering administrative services, business advisory services, rent, other consulting and marketing services, office and administrative expense to Numus as follows:

	Three Months	Three Months
	ended	ended
	January 31 ,2018	January 31, 2017
	$	$
Administrative service fees	75,000	75,000
Business advisory services	-	250,000
Rent and facility	18.300	16,735
Consulting fees	-	16,558
	93,300	262,549

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of the date of this MD&A.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;

ii.	the inputs used in accounting for share-based compensation; and

iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities

New Accounting Standards Issued But Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Corporation may have been excluded from the list below. The Company is evaluating any impact the standards noted below may have on the Company’s financial statements and this assessment has not been completed.

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.

The standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 9 Financial Instruments – In November 2009, as part of the IASB project the ASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 – Leases

In June 2016, the IASB issued IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 2 – Share-based Payment

In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provides guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

RISK FACTORS

The securities of the Company should be considered highly speculative due to the nature of the Company’s Business and the present stage of Canabo’s development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other available information. An investment in securities of the Company should only be made by persons who can afford a significant or total loss of their investment.

The risks and uncertainties described below are those that Canabo’s management believes are material, but these risks and uncertainties may not be the only ones that the Company may face. Additional risks and uncertainties, including those that Canabo’s management currently are not aware of or deem immaterial, may also result in decreased operating revenues, increased operating expenses or other events that could result in a decline in the value of any securities of the Company. The following information is a summary only of certain risk factors.

Limited Operating History

Aleafia Health Inc. has a limited history of net earnings and a limited operating history. Accordingly, it has no significant operating history upon which to evaluate its performance. Past performance of the company’s operations is not indicative of future results and there can be no assurance that it will operate profitably at a greater number of locations. No conclusions should be drawn from the past performance of its operations and personnel. The likelihood of success of Aleafia must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Aleafia has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Aleafia can generate sufficient revenues to operate profitably or provide a return on investment or that it will successfully implement its business plans. Aleafia expects that its operating expenses will continue to increase in future periods as it pursues its proposed growth strategies. Any future increases to Aleafia’s development expenses and/or general and administrative expenses will directly affect its future results of operations and may have an effect on its financial condition.

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct Aleafia Health Inc.’s business, changes in health care laws and governmental regulations and various other factors may significantly impact the ability of the company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate its clinics, regardless of whether it is generating revenue.

Competition

The medicinal cannabis industry is intensely competitive and Canabo competes with other companies that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing under the new regulatory regime in seeking patients that purchase medicinal cannabis. It is possible that other third parties could also establish their own medical clinics that are similar to Canabo’s.

An increase in competition for cannabis and cannabinoid products may decrease prices and result in lower profits to the Licensed Producers. This increases the risk that Licensed Producers would not have funding available to purchase the research data Canabo will have available.

Development Risks

Future development of Canabo’s business may not yield expected returns and may strain management resources. Development of Canabo’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.

Uninsurable Risks

Canabo carries comprehensive general liability, fire and flood insurance with policy specifications, limits and deductibles for its CMClinics. It is possible that, in the future, Canabo will not be able to obtain clinic insurance for these types of risks at reasonably economic rates, or at all. In the course of developing  Canabo’s business, certain risks, and in particular, medical malpractice or product liability suits, may occur. It is not always possible to fully insure against such risks and Canabo may decide not to take out insurance against some or all of such risks as a result of high premiums or other reasons. Even a partially uninsured claim of significant size, if successful, could materially adversely affect Canabo’s business, financial condition, results of operations and liquidity and result in increasing costs and a decline in the value of the securities of Canabo. However, even if Canabo successfully defends against any such claim, it could be forced to spend a substantial amount of money in litigation expenses, management could be required to spend valuable time in the defense against these claims and Canabo’s reputation could suffer, any of which could adversely affect results of its operations.

Government Regulations, Permits and Licenses

Canabo’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Canabo intends to fully comply with all governmental laws and regulations. The LP’s that provide medical cannabis to Canabo’s patients will be subject to various federal, provincial and municipal laws relating to the ACMPR in Canada. While there are currently no indications that Canabo will require approval by Health Canada under the new program, such approvals may ultimately be required. There can be no assurance, however, that all permits which Canabo may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on Canabo’s business.

The current or future operations of Canabo are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on Canabo and cause increases in capital expenditures or costs, or reduction in levels of its medical services.

The government of Canada proposes to legalize recreational cannabis in 2017 and there can be no assurance that such laws and regulations would not have an adverse effect on Canabo’s business. It is expected that pending legislation relating to recreational cannabis will include introducing regulation governing taxation, sales and distribution of the product on a large scale and will significantly alter availability and demand for recreational cannabis. There can be no assurances that availability of recreational cannabis will not reduce the demand for medical cannabis, that recreational distributors may also become distributors of medical cannabis, or that the significant industry effect of new corporate entrants into the cannabis industry (some of which could have significantly more capital, distribution and marketing resources than Canabo), may have an adverse effect of Canabo’s business.

Non-referrals

Physicians may not refer patients to Canabo’s clinics. In addition, as the market grows and general practitioners become more comfortable and knowledgeable about the medical cannabis industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Provincial Health Care Funding

All patients seen at Canabo clinics have been referred by other physicians. As such, the patient interaction with the consulting Canabo physician is eligible to be reimbursed by Provincial Health Departments. Revenues for the consulting physician vary by consulting physician specialty (i.e. family practitioner, internist, anesthesiologist, etc.) within each province and the revenue schemes vary between provinces. Revenues generated by physician engagement (scope of exam and assessment) and physician specialty are subject to change by each provincial Health Department. Changes to any province’s consulting physician reimbursement model may adversely affect Canabo’s ability to recruit or retain consulting physicians or Canabo’s business model.

Federal Court Ruling

On March 21, 2014, the Federal Court of Canada issued an order for injunctive relief in response to a motion brought by four individuals (the “Applicants”). As a result of the Court’s injunction, the persons who were previously authorized to possess and grow cannabis under the old Marihuana Medical Access Regulations (MMAR), who meet the terms of the Court order, were able to continue to do so on an interim basis, until the Court issues a final decision on the merits of the case. On February 24, 2016, the Federal Court of Canada issued reasons for judgement that the Canadian Marihuana for Medicinal Purposes Regulations, as amended (the “MMPR”) was unconstitutional and invalid in that the MMPR does not provide Canadians with reasonable access to Marihuana for Medical Purposes and that implementation of this decision was suspended until August 24, 2016 to allow sufficient time for the Federal government to enact new regulations. On August 24, 2016, the ACMPR were made effective. Pursuant to the ACMPR, an individual is eligible to produce cannabis for their own medical purposes as a registered person or to have it produced for them by a designated person. Canabo expects that the immediate probable effect of the Court’s decision could be a lower number of existing MMAR patients than may have otherwise been anticipated seeking physician referrals or registering with Canabo for its clinical services, as some potential patients may choose to self-medicate and continue to grow their own cannabis without a prescription, as they have been doing under the MMAR.

Complications with Research Data

The research data collected by Canabo will be an integral part of its business for the production of research based reports. If there are issues with the data’s integrity or security, the data and research based reports could be considered ineffective or unreliable.

Early Stage of the Industry and Growth

The Canadian medical cannabis industry is in a nascent stage, only having been granted license to generate revenue from cannabis products and services since April 1, 2014. The change in federal legislation from the MMPR to the ACMPR could have an adverse impact on a LP’s ability to successfully market its strains.

The industry in which Canabo plans to operate may also be subject to rapid and sustained growth and development. A variety of competitors and companies consulting on the use of cannabis may impact Canabo’s ability to attract and retain staff, physicians or sufficient patients to support our business objectives.

Plans for Growth

Canabo plans to grow rapidly and significantly expand its operations. This growth will place a significant strain on management systems and resources. Canabo will not be able to implement our business strategy in a rapidly evolving market, without an effective planning and management process. To date, Canabo has implemented some managerial, informational, operational and financial systems and controls, however, there can be assurance these systems and controls will be adequate. Canabo may be required to manage multiple relationships with various strategic partners, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth, or a large increase in the number of third party relationships Canabo has, as its systems, procedures or controls may not be adequate to support increased operations and management may be unable to manage growth effectively. To manage the planned growth, Canabo will be required to significantly improve or replace existing managerial, informational, financial and operational systems, procedures and controls, and to expand, train and manage its intended growing base of personnel. Canabo may also be required to expand its finance, administrative and operations staff. Canabo may be unable to complete in a timely manner the improvements to its systems, procedures and controls necessary to support future operations, management may be unable to hire, train, retain, motivate and manage required personnel and management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

Global Economic, Political and Social Conditions

Aleafia Health Inc. is subject to global economic, political and social conditions that may cause patients to delay or reduce medical treatments due to economic downturns, unemployment, volatility in the costs of energy and other consumer goods, geopolitical uncertainties and other macroeconomic factors affecting spending behavior.

Aleafia Health Inc. faces risks that may arise from financial difficulties experienced by suppliers or customers/clients, including:

•	The risk that customers/clients may face financial difficulties or may become insolvent, which could lead to an inability to obtain payment of accounts receivable that those patients may owe;

•	The risk that key suppliers of medical cannabis may face financial difficulties or may become insolvent, which could lead to disruption of the supply cannabis products; and

•	The inability of customers/clients and/or suppliers to obtain credit financing to finance purchases of products and raw materials used to grow or build those products.

Should any of these risks occur, then they could have a material adverse effect on Aleafia and its prospects.

Management

The success of Aleafia Healt Inc. is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on business and prospects. There is no assurance the company can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on its business and prospects.

Key Person Insurance

Aleafia Health Inc. does not maintain key person insurance on any of its officers and as a result the company would bear the full loss and expense of hiring and replacing any officer in the event the loss of any such persons by their resignation, retirement, incapacity or death, as well as any loss of business opportunity or other costs suffered from such loss of any officer.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of Aleafia Health Inc. in creating revenues, cash flows or earnings.

An active public market for the common shares might not develop or be sustained upon completion of the Transaction. If an active public market for the common shares does not develop, the liquidity of a shareholder’s investment may be limited.

Conflicts of Interest

During the relevant period, certain of the directors and officers may have been engaged in the search for additional business opportunities on behalf of other corporations, and situations may have arisen where these directors and officers may have been in direct competition with Canabo and, as a result of these and other activities, such directors and officers of the Company may have been subject to conflicts of interest. Conflicts, if any, were dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia (“BCBCA”) which provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that such conflicts of interest arise in the future, it is expected that such conflicts will be resolved in accordance with the provisions of the BCBCA.

Financing Risks

Aleafia Health Inc. has no history of significant earnings and, due to the nature of its business, there can be no assurance that the company will be profitable. Aleafia has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the company is through the sale of its equity shares and operational revenues. Even if the net revenues of the business are encouraging, there may not be sufficient funds for future expansion of the business that may be necessary to remain competitive in the market. While Aleafia Health Inc. may generate additional working capital through further equity offerings or through operational revenues, there is no assurance that any such funds will be available on terms acceptable to the company, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares which may be issued by the Board of Directors without further action or approval of its shareholders. While the Board of Directors is required to fulfil its fiduciary obligations in connection with the issuance of such common shares, common shares may be issued in transactions with which not all shareholders agree and the issuance of such common shares will cause dilution to the ownership interests of shareholders.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, Aleafia Health Inc. is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold Aleafia’s’s cash; (ii) through companies that have payables to Aleafia’s; and (iii) through Aleafia’s’s insurance providers. Aleafia’s is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Aleafia’s to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Aleafia’s. If these increased levels of volatility and market turmoil continue, Aleafia’s’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Dividends

The Company does not anticipate paying any dividends on its common shares in the foreseeable future.

Outstanding Share Data

As at January 31, 2018, the Company had 37,962,461 issued and outstanding common shares.

As a result of the Transaction on November 9, 2016, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement. There was an initial release of 1,376,550 (10%) of the escrowed securities, and two further releases of 2,064,825 each were released on May 9, 2017 and November 9, 2017. The remaining 8,259,300 shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

As at January 31, 2018, the Company had 203,350 warrants outstanding with an exercise price of $0.50 per warrant and an expiry date of September 23, 2018.

As at January 31, 2018, the Company had 1,690,000 stock options outstanding with directors, officers, employees and consultants. 565,000 options are exercisable at an exercise price of $0.90 per share and expire on November 25, 2021. 200,000 options are exercisable at an exercise price of $0.73 per share and expire on February 6, 2022. 925,000 are exercisable at an exercise price of $0.45 per share and expire on October 4, 2022. All options vest over a twenty-four-month period. As at January 31, 2018 332,500 stock options were vested and exercisable.

During the quarter ended July 31, 2017, the Company received acceptance from the TSX Venture Exchange for its Rolling and restricted Share Unit Plan (the “RSU Plan”) presented and approved by the Company’s shareholders at the Annual General Meeting held on April 26, 2017. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. Under the RSU plan, the Company has reserved 500,000 shares. The number of shares reserved under the security based compensation plans will not exceed 10% of issued and outstanding shares of the Company.

In November 2017 the company received approval from the TSX Venture Exchange (“TSX-V”) for a normal course issuer bid (the “Bid”) to be transacted through the facilities of the TSX-V. Pursuant to the Bid, Aleafia may purchase up to 2,720,000 common shares, which represents approximately 10% of the total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of the Company at prevailing market prices, for a 12-month period. The Company intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.